EXHIBIT 21

KENT FINANCIAL SERVICES, INC.

Subsidiaries

Name of Subsidiary	State of Incorporation

Kent International Holdings, Inc.	Nevada

Kent Capital, Inc.	Nevada

Kent Texas Properties, LLC	Texas